UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

AEP Industries Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

001031103

(CUSIP Number)

April 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001031103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Okabena Investment Services, Inc. 41-1794228

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 417,598

	6.	Shared Voting Power N/A

	7.	Sole Dispositive Power 417,598

	8.	Shared Dispositive Power N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 417,598

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer The issuer to which this Amendment Number 4 to Schedule 13G relates is AEP Industries Inc.
	(b)	Address of Issuer’s Principal Executive Offices The principal executive office of AEP Industries Inc. is located at: 125 Phillips Avenue South Hackensack, New Jersey, 07606-1546

Item 2.
	(a)	Name of Person Filing Okabena Investment Services, Inc.
(b)

Address of Principal Business Office or, if none, Residence
The principal business office of Okabena Investment Services, Inc. is located at:

5140 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

	(c)	Citizenship Okabena Investment Services, Inc. is a Minnesota corporation.
	(d)	Title of Class of Securities The class of equity securities to which this Amendment Number 4 to Schedule 13G relates is the common stock, par value $0.01 per share, of AEP Industries Inc.
	(e)	CUSIP Number 001031103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Okabena Investment Services, Inc., in its capacity as an investment adviser, may be deemed to beneficially own 417,598 shares of the common stock of the Issuer which are held of record by Okabena Partnership J.

(b) Percent of class: 4.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Okabena Investment Services, Inc. has the sole power to vote or direct the vote of 417,598 shares.
(ii) Shared power to vote or to direct the vote There are zero (0) shares with shared power to vote or to direct the vote.
(iii) Sole power to dispose or to direct the disposition of Okabena Investment Services, Inc. has the sole power to dispose or to direct the disposition of 417,598 shares.
(iv) Shared power to dispose or to direct the disposition of There are zero (0) shares with shared power to vote or to direct the vote.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Okabena Partnership J, a Minnesota partnership, is a partnership engaged in investing and trading in securities and is the record holder of the securities.  Okabena Investment Services, Inc. is the manager of Okabena Partnership J.  Okabena Investment Services, Inc. and Okabena Partnership J do not admit that they constitute a group for the purposes of Section 13(d) of the Securities and Exchange Act of 1934.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2005
Date

OKABENA INVESTMENT SERVICES, INC.
/s/ Sherry Van Zee
Signature
Sherry Van Zee, Vice President
Name/Title